Mail Stop 4561
via fax (952) 974-7887

September 23, 2009

James C. Granger
Chief Executive Officer
Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

> **Re:** **Wireless Ronin Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Forms 8-K Filed February 17, 2009, May 7, 2009 and August 6, 2009**
> **File No. 001-33169**

Dear Mr. Granger:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief